TAUNUS CORPORATION
31 West 52nd Street
New York, New York  10019


Linda L. Assali
Director
Telephone: (615) 835-2901


                                       February 10, 2000


Securities and Exchange Commission
SEC Document Control
450 Fifth Street, N.W.
Washington, DC  20549
Attn:  Filing Desk


Dear Sirs:

     Re:  Filing of Schedule 13G on
          Strouds, Inc.

Pursuant to Rule 13d-1 of the General Rules and Regulations under the Securities Exchange Act of 1934, the following is one copy of the Schedule 13G with respect to the common stock of the above referenced corporation.

Please acknowledge your receipt of the Schedule 13G filing submission through the EDGAR-Link System software, by E-Mail confirmation.

                                        Sincerely,



                                        Linda L. Assali

Enclosures













                       UNITED STATES
           SECURITIES AND EXCHANGE COMMISSION
                  Washington, D.C.  20549

                       SCHEDULE 13G

         Under the Securities Exchange Act of 1934
                   (Amendment No.8)

                       Strouds, Inc.
          _______________________________________
                      NAME OF ISSUER:
              Common Stock (Par Value $ .0001)
          _______________________________________
               TITLE OF CLASS OF SECURITIES
                         863451100
          _______________________________________
                       CUSIP NUMBER
                      December 31, 1999
          _______________________________________
          (Date of Event Which Requires Filing of this Statement)


     Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

          [X]  Rule 13d-I(b)

          [   ]     Rule 13d-I(c)

          [   ]     Rule 13d-I(d)




1.NAME OF REPORTING PERSONS
  S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

    Bankers Trust Corporation

2.CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP *
          (A)  [ ]
          (B)   [ ]


3.SEC USE ONLY


4.CITIZENSHIP OR PLACE OF ORGANIZATION

     New York

NUMBER OF     5. SOLE VOTING POWER
SHARES
BENEFICIALLY  6. SHARED VOTING POWER
OWNED BY
EACH          7. SOLE DISPOSITIVE POWER
REPORTING
PERSON WITH   8. SHARED DISPOSITIVE POWER


9.AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON



10.CHECK BOX IF THE AGGREGATE AMOUNT IN ROW(9) EXCLUDES CERTAIN
SHARES *
                    []

11.PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9




12.TYPE OF REPORTING PERSON

     HC











1.NAME OF REPORTING PERSONS
  S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

    Bankers Trust Company

2.CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP *
          (A)  [ ]
          (B)  [ ]


3.SEC USE ONLY


4.CITIZENSHIP OR PLACE OF ORGANIZATION

     New York

NUMBER OF     5. SOLE VOTING POWER
SHARES
BENEFICIALLY  6. SHARED VOTING POWER
OWNED BY
EACH          7. SOLE DISPOSITIVE POWER
REPORTING
PERSON WITH   8. SHARED DISPOSITIVE POWER


9.AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON



10.CHECK BOX IF THE AGGREGATE AMOUNT IN ROW(9) EXCLUDES CERTAIN
SHARES                     [ ]

11.PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9




12.TYPE OF REPORTING PERSON

     BK












1.NAME OF REPORTING PERSONS
  S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

    BT Capital Partners, Inc.

2.CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP *
          (A)  [ ]
          (B)  [ ]


3.SEC USE ONLY


4.CITIZENSHIP OR PLACE OF ORGANIZATION

     Delaware

NUMBER OF     5. SOLE VOTING POWER
SHARES
BENEFICIALLY  6. SHARED VOTING POWER
OWNED BY
EACH          7. SOLE DISPOSITIVE POWER
REPORTING
PERSON WITH   8. SHARED DISPOSITIVE POWER


9.AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON



10.CHECK BOX IF THE AGGREGATE AMOUNT IN ROW(9) EXCLUDES CERTAIN
SHARES *
                    []

11.PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9




12.TYPE OF REPORTING PERSON

     IV












1.NAME OF REPORTING PERSONS
  S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

    Bankers Trust Holdings (UK) Limited(BT Holdings (UK),Ltd.)

2.CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP *
          (A)  [ ]
          (B)  [ ]


3.SEC USE ONLY


4.CITIZENSHIP OR PLACE OF ORGANIZATION

     United Kingdom

NUMBER OF     5. SOLE VOTING POWER
SHARES
BENEFICIALLY  6. SHARED VOTING POWER
OWNED BY
EACH          7. SOLE DISPOSITIVE POWER
REPORTING
PERSON WITH   8. SHARED DISPOSITIVE POWER


9.AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON



10.CHECK BOX IF THE AGGREGATE AMOUNT IN ROW(9) EXCLUDES CERTAIN
SHARES *
                    []

11.PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9




12.TYPE OF REPORTING PERSON

     CO












Item 1(a).     Name of Issuer:

          Strouds, Inc.  (the  Issuer )

Item 1(b).     Address of Issuer's Principal Executive Offices:

          The address of the Issuer's principal executive offices
          is 780 South Nogales Street, City of Industry,
          California  91748

          Item 2(a).     Name of Person Filing:

          This statement is filed on behalf of Bankers Trust Corporation ( BTCorp ) , Bankers Trust Company ( BTCo ), BT Capital Partners, Inc (BTCP) and BT Holdings (UK) ( BTHUK ) (BTCorp , BTCo, BTCP and BTHUK together, the Reporting Persons ).

Item 2(b).     Address of Principal Business Office or, if none,
Residence:

          The principal place of business of BTCorp, BTCo and BTCP is 130 Liberty Street, New
          York, New York, 10006.

          The principal place of business of BTHUK is One Appold Street, Broadgate, London, United
          Kingdom

Item 2(c).     Citizenship:

          The citizenship of each of the Reporting Persons is set forth on the applicable cover page.

Item 2(d).     Title of Class of Securities:

          The title of the securities is common stock (the
Common Stock ).

Item 2(e).     CUSIP Number:

          The CUSIP number of the Common Stock is set forth on each cover page.

Item 3. If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:

         A.    Bankers Trust Corporation:

         (a)   [   ]     Broker or dealer registered under
                section 15 of the Act;

         (b)   [   ]     Bank as defined in section 3(a)(6) of
                the Act;

         (c)   [   ]     Insurance Company as defined in
                section 3(a)(19) of the Act;

         (d)   [   ]     Investment Company registered under
                section 8 of the Investment Company Act of 1940;

         (e)   [   ]     An investment adviser in accordance with
                Rule 13d-1 (b)(1)(ii)(E);

         (f)   [   ]     An employee benefit plan, or endowment
                fund in accordance with Rule 13d-1 (b)(1)(ii)(F);

         (g)   [X]       A parent holding company or control
                person in accordance with Rule 13d-1 (b)(1)(ii)(G);

         (h)   [   ]     A savings association as defined in
                section 3(b) of the Federal Deposit Insurance Act;

         (i)   [   ]     A church plan that is excluded from the
                definition of an investment company under section
                3(c)(14) of the Investment Company Act of 1940;

         (j)   [   ]     Group, in accordance with Rule 13d-1
                (b)(1)(ii)(J).

          If this statement is filed pursuant to Rule 13d-1 (c),
          check this box.   [   ]

          B.    Bankers Trust Company:

         (a)   [   ]     Broker or dealer registered under
                section 15 of the Act;

         (b) [X] Bank as defined in section 3(a)(6) of the Act;

         (c)   [   ]     Insurance Company as defined in
                section 3(a)(19) of the Act;

         (d)   [   ]     Investment Company registered under
                section 8 of the Investment Company Act of 1940;

         (e)   [   ]     An investment adviser in accordance with
                Rule 13d-1 (b)(1)(ii)(E);

         (f)   [   ]     An employee benefit plan, or endowment
                fund in accordance with Rule 13d-1 (b)(1)(ii)(F);

         (g)   [   ]     A parent holding company or control
                person in accordance with Rule 13d-1 (b)(1)(ii)(G);

         (h)   [   ]     A savings association as defined in
                section 3(b) of the Federal Deposit Insurance Act;

         (i)   [   ]     A church plan that is excluded from the
                definition of an investment company under section
                3(c)(14) of the Investment Company Act of 1940;

         (j)   [   ]     Group, in accordance with Rule 13d-1
                (b)(1)(ii)(J).

          If this statement is filed pursuant to Rule 13d-1 (c),
          check this box.   [   ]

          C.    BT Capital Partners, Inc. :

         (a)   [   ]     Broker or dealer registered under
                section 15 of the Act;

         (b)   [   ]     Bank as defined in section 3(a)(6) of
                the Act;

         (c)   [   ]     Insurance Company as defined in
                section 3(a)(19) of the Act;

         (d)   [ X]      Investment Company registered under
                section 8 of the Investment Company Act of 1940;

         (e)   [   ]     An investment adviser in accordance with
                Rule 13d-1 (b)(1)(ii)(E);

         (f)   [   ]     An employee benefit plan, or endowment
                fund in accordance with Rule 13d-1 (b)(1)(ii)(F);

         (g)   [   ]     A parent holding company or control
                person in accordance with Rule 13d-1 (b)(1)(ii)(G);

         (h)   [   ]     A savings association as defined in
                section 3(b) of the Federal Deposit Insurance Act;

         (i)   [   ]     A church plan that is excluded from the
                definition of an investment company under section
                3(c)(14) of the Investment Company Act of 1940;

         (j)   [   ]     Group, in accordance with Rule 13d-1
                (b)(1)(ii)(J).

          If this statement is filed pursuant to Rule 13d-1 (c),
          check this box.   [   ]

Item 4.   Ownership.

          (a)  Amount beneficially owned:

               (i)      Each of the Reporting Persons
          owns the amount of the Common Stock as set forth on the applicable cover page.

          (b)  Percent of class:

               Each of the Reporting Persons owns the
          percentage of the Common Stock as set forth on the applicable cover page.

           (c) Number of shares as to which such person has:

               (i)  sole power to vote or to direct the vote:

               (ii) shared power to vote or to direct the vote:

                (iii)    sole power to dispose or to direct the
disposition of:

                (iv) shared power to dispose or to direct the disposition of:

Item 5.   Ownership of Five Percent or Less of a Class.

          If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [X].

Item 6.   Ownership of More than Five Percent on Behalf of
Another Person.

          Not applicable.

Item 7.   Identification and Classification of the Subsidiary
          Which Acquired the Security Being Reported on by the
          Parent Holding Company.

          Not applicable

Item 8.   Identification and Classification of Members of the
Group.

          Not applicable.

Item 9.   Notice of Dissolution of Group.

          Not applicable.



Item 10.  Certification.

          By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.













































                         SIGNATURE

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  February 10, 2000


                                BANKERS TRUST CORPORATION



                                By:    /s/ James T. Byrne,
                                   Jr.
                                   Name:   James T. Byrne, Jr.
                                   Title:            Secretary

































                Consent of Bankers Trust Company

          The undersigned agrees that the Schedule 13G executed by Taunus Corporation to which this statement is attached as an exhibit is filed on behalf of Taunus Corporation and Bankers Trust Company pursuant to Rule 13d-1(k)(1) of the Securities Exchange Act of 1934.

Dated:  February 10, 2000


                                BANKERS TRUST COMPANY



                                By:   /s/ James T. Byrne, Jr.
                                   Name:   James T. Byrne, Jr.
                                   Title:            Secretary



































              Consent of BT Capital Partners, Inc.

          The undersigned agrees that the Schedule 13G executed by Bankers Trust Corporation to which this statement is attached as an exhibit is filed on behalf of Bankers Trust Corporation and BT Capital Partners, Inc. pursuant to Rule 13d-1(k)(1) of the Securities Exchange Act of 1934.

Dated:  February 10, 2000


                                BT CAPITAL PARTNERS, INC.



                                By:     /s/ Heide Silverstein
                                   Name:     Heide Silverstein
                                   Title:            Secretary



































         Consent of Bankers Trust Holdings (UK) Limited

          The undersigned agrees that the Schedule 13G executed by Bankers Trust Corporation to which this statement is attached as an exhibit is filed on behalf of Bankers Trust Corporation and Bankers Trust Holdings (UK) Limited pursuant to Rule 13d-1(k)(1) of the Securities Exchange Act of 1934.

Dated:  February 10, 2000


                                BANKERS TRUST HOLDING (UK)
                                   LIMITED



                                By:      /s/ Diarmuid Cummins
                                   Name:      Diarmuid Cummins
                                   Title:  Secretary-Treasurer